UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc (the 'Company')

2024 Performance Share Plan Award and 2024 Performance Measures

2024 Performance Share Plan Award

On 8 February 2024, the Company granted conditional share awards to the Persons Discharging Managerial Responsibilities ('PDMRs') and their Persons Closely Associated ('PCAs') listed below under the GlaxoSmithKline 2017 Performance Share Plan ('the Plan'). The Plan was approved by shareholders on 4 May 2017 and allows a performance-related opportunity in the form of conditional awards to be granted to senior executives in the Group, including the Executive Directors and other PDMRs.

Under the terms of the Plan, conditional awards are granted over a specific number of Ordinary Shares or American Depositary Shares ('ADS'), and the percentage of awards that ultimately vests is dependent on the level of achievement against performance targets set by the Remuneration Committee.

2024 Performance Measures

In accordance with the Remuneration Policy and company growth focus, the awards will be based on the following five measures:

Performance Measure	Proportion of each award
Relative Total Shareholder Return (TSR)	30%
Total Sales Growth	20%
Adjusted Operating Profit Growth	20%
Pipeline Progress	20%
ESG: Environment	10%

The performance period for the awards is the three financial years from 1 January 2024 to 31 December 2026.

Relative TSR measure

This measure compares the TSR of the Company's Ordinary Shares over the performance period with the TSR of the shares of nine (9) other global pharmaceutical companies (i.e. a comparator group of ten (10) companies including the Company). This TSR comparator group remains unchanged. The companies in the TSR comparator group are AstraZeneca, Bristol-Myers Squibb, Eli Lilly, Johnson & Johnson, Merck & Co, Novartis, Pfizer, Roche Holdings, Sanofi and GSK.

In a group of 10 companies, the median (position 5.5) falls between two companies. The vesting schedule for the 2024 awards is as follows:

Ranking position	Vesting Schedule
1st, 2nd or 3rd	100%
4th	70%
5th	40%
Median (Threshold vesting)	25%
6th or below	0%

Total Sales & Profit measures

The Total Sales and Profit measures recognise the importance of the commercial ambitions in our Investor Update ('IU') and the Committee has set targets that reinforce those commitments.  The targets for the Total Sales and Profit measures are of their nature commercially sensitive at the time of grant. At the end of the performance period, we will provide full disclosure of what has been achieved. Reflecting our growth agenda, the Threshold for vesting for both measures is 99% of target.

Both the Total Sales and Profit measures in the 2024 award will vest as follows:

	Performance vs Target	Proportion Vesting
Below Threshold	<99% of Target	Nil
Threshold	99% of Target	25%
Target	100% of Target	50%
	103% of Target	75%
Maximum	105% of Target	100%

The proportions vesting between the above vesting levels will be calculated on a straight-line basis.

Pipeline Progress measure

The Pipeline Progress measure, introduced in 2020, reflects our emphasis on Innovation and seeks to reward acceleration and strengthening of the pipeline. The measure is based on two equally weighted elements of our key assets or indications:

Proportion of award	Pipeline Progress - Sub-measure
10%	Pivotal trial starts, which focus mainly on phase III registrational trial starts, but may also include phase II starts (for example, in oncology)
10%	Major regulatory approval milestones

Points will be allocated to the successful assets in each sub-measure based upon their forecast commercial value (peak year sales) at the end of the performance period.

The points vesting scales for these sub-measures of the 2024 award will be published as part of the 2023 Annual Report.

Due to commercial sensitivity, the Remuneration Committee remains of the view that the Pipeline Progress measure targets cannot be published at the time of grant.  At the end of the performance period we will provide full disclosure of what has been achieved, in terms of both milestones and aggregate points, along with a narrative commentary on performance.

ESG: Environment measure

The ESG Environment measure was introduced in 2022, based upon our Trust priority and goal of having a Nature Net Positive and Climate Net Zero impact by 2030, details of which are provided on our website. The ESG Environment measure includes six key performance indicators (KPIs), three towards our Climate ambitions and three towards our Nature ambitions.  To achieve 75% vesting, all six measures must have met their targets by the end of 2026.  To achieve 100% vesting, two of the six measures, at least one in Climate and one in Nature, must have exceeded their targets six months in advance of target date or as over delivery of the target performance level.

Notes

1.   To the extent that each element of a conditional award does not vest at the end of the three-year performance period, it will lapse.

2.   The PDMRs in the transaction notifications below were each granted a conditional award under the terms of the GlaxoSmithKline 2017 Performance Share Plan.  Awards granted are of Ordinary Shares or ADS.

3.   Dividends will accrue on the conditional award of Ordinary Shares or ADS during the performance period but will only vest to the extent that the awards themselves vest at the end of the performance period. These dividends are not included in the figures below.

4.   For Executive Directors, the award is subject to an additional vesting period of two years (the 'Holding Period') from the normal vesting date, i.e. five years in total.  During the additional Holding Period, the relevant Ordinary Shares or ADS would only be forfeited in the event that the Executive Director was terminated for cause, and the Ordinary Shares or ADS will continue to carry rights to dividend equivalents.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Emma Walmsley
b)	Position/status	Chief Executive Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.726	468,449
d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2024-02-08
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Julie Brown
b)	Position/status	Chief Financial Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.726	236,763
d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2024-02-08
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Diana Conrad
b)	Position/status	Chief People Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.726	98,326
d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2024-02-08
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	James Ford
b)	Position/status	SVP and Group General Counsel, Legal and Compliance
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.726	161,390
d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2024-02-08
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Sally Jackson
b)	Position/status	SVP, Global Communications and CEO Office
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.726	67,846
d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2024-02-08
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Luke Miels
b)	Position/status	Chief Commercial Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.726	248,092
d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2024-02-08
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Shobie Ramakrishnan
b)	Position/status	Chief Digital and Technology Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADS') ISIN: US37733W2044
b)	Nature of the transaction	A conditional award of ADS under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$42.02	57,636
d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2024-02-08
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	David Redfern
b)	Position/status	President, Corporate Development
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.726	172,957
d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2024-02-08
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Regis Simard
b)	Position/status	President, Global Supply Chain
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.726	174,970
d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2024-02-08
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Philip Thomson
b)	Position/status	President, Global Affairs
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.726	79,771
d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2024-02-08
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Deborah Waterhouse
b)	Position/status	CEO, ViiV Healthcare and President, GSK Global Health
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.726	164,524
d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2024-02-08
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Anthony Wood
b)	Position/status	Chief Scientific Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.726	221,977
d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2024-02-08
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Victoria Whyte
b)	Position/status	Company Secretary
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	A conditional award of Ordinary Shares under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£16.726	11,800
d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2024-02-08
f)	Place of the transaction	N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: February 12, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc